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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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                                 AMENDMENT NO. 4
                                       TO
                                   SCHEDULE TO


                      TENDER OFFER STATEMENT UNDER SECTION
           14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                   -----------
                            MEADWESTVACO CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                        MEADWESTVACO CORPORATION (ISSUER)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   583334 10 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             WENDELL L. WILLKIE, II
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            MEADWESTVACO CORPORATION
                               ONE HIGH RIDGE PARK
                           STAMFORD, CONNECTICUT 06905
                            TELEPHONE: (203) 461-7400
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                             ELLIOTT V. STEIN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 403-1000
                                   -----------

                            CALCULATION OF FILING FEE


    TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
--------------------------------------  ----------------------------------------
       $551,848,387.50                                 $64,952.56
--------------------------------------  ----------------------------------------
* Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 18,706,725 outstanding shares of common stock, par value $0.01 per share, are being purchased at the tender offer price of $29.50 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $61,204         Filing Party: MeadWestvaco Corporation
  Form or Registration No.: Schedule TO   Date Filed: May 10, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 10, 2005, as amended by Amendment No. 1 filed on May 16, 2005, Amendment No. 2 filed on May 25, 2005 and Amendment No. 3 filed on June 9, 2005 (as amended, the "Schedule TO") by MeadWestvaco Corporation, a Delaware corporation (the "Company"), relating to the offer by the Company to purchase shares of its common stock, $0.01 par value per share, including the associated preferred stock purchase rights (together, the "Shares"), at a price determined by the Company between $28.25 and $32.50 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2005, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). This Amendment No. 4 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
     The information in the Offer is incorporated in this Amendment No. 4 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.


ITEM 11. ADDITIONAL INFORMATION.



Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:



(d) As previously indicated, the tender offer expired at 5:00 p.m., New York City time, on Wednesday, June 8, 2005. Based on the final count by the depositary for the tender offer, 18,706,725 shares of common stock were properly tendered and not properly withdrawn at prices at or below $29.50 per share. The Company has accepted for purchase 18,706,725 shares and will promptly pay $29.50 per share in respect of each of the shares accepted for purchase.


ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(K) Press release dated June 14, 2005 (final results of tender offer).


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 MEADWESTVACO CORPORATION



                            By:       /s/ Wendell L. Willkie, II
                               -------------------------------------------
                               Name:  Wendell L. Willkie, II
                               Title: Senior Vice President, General Counsel and
                                      Secretary



Dated: June 14, 2005

                                  EXHIBIT INDEX


(a)(5)(K) Press release dated June 14, 2005 (final results of tender offer)